SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __ )*
MORGANS HOTEL GROUP CO.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

6178W108
(CUSIP Number)

J. Bryant Kirkland III
Vice President & Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person
ACCOMMODATIONS ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		—
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,712,447
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—
WITH	10	SHARED DISPOSITIVE POWER

1,712,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,712,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person
VECTOR GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		—
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,712,447
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—
WITH	10	SHARED DISPOSITIVE POWER

1,712,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,712,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

ITEM 1.	Security and Issuer.

This Schedule relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 475 Tenth Avenue, New York, NY, (212) 277-4100.

ITEM 2.	Identity and Background.

(a)    This Schedule is being filed by the following persons:

(i)	Accommodations Acquisition Corporation (“AAC”), a Delaware Corporation, a wholly-owned subsidiary of Vector Group Ltd. (“Vector”); and

(ii)	Vector, a Delaware corporation.

Each of the persons listed in (i) to (ii) above is hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 1,712,447 shares of Common Stock of the Company (the “Securities”) or approximately 5.6% of the outstanding shares of the Common Stock of the Company within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).

(b),(c)    Vector is a public company, with its common stock traded on the New York Stock Exchange (NYSE:VGR), which is a holding company for a number of businesses. It is engaged principally in:

•	the manufacture and sale of cigarettes in the United States through its Liggett Group LLC and Vector Tobacco Inc. subsidiaries, and

•
the real estate business through its subsidiary, New Valley LLC, which is seeking to acquire additional operating companies and real estate properties. New Valley LLC owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.

Accommodations Acquisition Corporation owns equity securities in publicly-traded corporations.

A list of directors and executive officers of Vector and AAC are attached hereto as Exhibit A. The principal business address and the principal office address of Vector and AAC and, except as otherwise indicated, its directors and executive officers, is 100 S.E. Second Street, 32nd Floor, Miami, Florida 33131.

(d),(e)    Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    To the knowledge of the Reporting Persons, each of the persons named in Exhibit A is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Securities acquired in the past 60 days was approximately $1,053,992, excluding commissions. These Securities were purchased with Vector's working capital.

ITEM 4.	Purpose of Transactions.

The Reporting Persons have acquired the Securities because, in their opinion, such Securities represented an attractive investment. The Securities were also acquired with a view towards the Reporting Persons potentially influencing material business decisions relating to the future of the Company. The Reporting Persons will monitor developments at the Company on a continuing basis, and may communicate with members of management of the Company, with other shareholders or potential stockholders of the Company, and/or with current lenders or potential lenders, concerning matters relating to the Company.

The Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company, dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Company's securities.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above and whether to adopt plans or proposals of the type specified above.

ITEM 5.	Interest in Securities of the Issuer.

(a)    As of the date hereof, the Reporting Persons beneficially own 1,712,447 shares of Common Stock of the Company, which constituted approximately 5.6% of the 30,522,194 shares of Common Stock of the Company outstanding as of August 8, 2011 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011). To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to be acting as a group with the Reporting Persons.

(b)    With respect to the 1,712,447 shares of Common Stock beneficially owned by the Reporting Persons, they share voting power and sole dispositive power. To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to exercise voting power and dispositive power with respect to such shares.

(c)    On August 10, 2011, AAC purchased in open market transactions on the New York Stock Exchange 212,447 shares of Common Stock as described in Exhibit B, which is attached hereto and incorporated herein by reference. Neither the Reporting Persons have nor, to the knowledge of the Reporting Persons, have any of its directors and executive officers, effected any other transactions in the Common Stock of the Company in the past 60 days.

(d)    No person other than Vector and AAC have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)    Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A:    Executive Officers and Directors of the Reporting Persons.

Exhibit B:    Transactions in the Common Stock in the past 60 days.

Exhibit C:    Joint Filing Agreement.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 12, 2011

ACCOMMODATIONS ACQUISITION CORPORATION
By:	/s/ J. Bryant Kirkland III
	Name:	J. Bryant Kirkland III
	Title:	Vice President, Treasurer and Chief Financial Officer

VECTOR GROUP LTD.
By:	/s/ J. Bryant Kirkland III
	Name:	J. Bryant Kirkland III
	Title:	Vice President, Treasurer and Chief Financial Officer